UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WOWO LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98212L 101(1)

(CUSIP Number)

Mr. Feng Pan

No. 8, RongGang Road

RongGui JieDao

ShunDe District, Foshan City

GuangDong Province, China

With a copy to:

David K. Cho

 Dechert

27th Floor, Henley Building

5 Queen’s Road Central

Central, Hong Kong

Telephone: +852 3518 4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 18 ordinary shares of the Issuer

CUSIP No. 98212L 101	Page 2 of 8 Pages

1.	Names of Reporting Persons Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,213,418
	8.	Shared Voting Power
	9.	Sole Dispositive Power 111,213,418
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,213,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 7.88%(2)
14.	Type of Reporting Person PN

(2) Calculated based on the number in Row 11 above divided by 1,410,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 3 of 8 Pages

1.	Names of Reporting Persons Shanghai Zhongmin Investment Management Company
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,213,418
	8.	Shared Voting Power
	9.	Sole Dispositive Power 111,213,418
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,213,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 7.88%(2)
14.	Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 1,410,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

CUSIP No. 98212L 101	Page 4 of 8 Pages

1.	Names of Reporting Persons Feng Pan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,213,418
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 111,213,418
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,213,418
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 7.88%(2)
14.	Type of Reporting Person IN

(2) Calculated based on the number in Row 11 above divided by 1,410,845,558 Ordinary Shares (as defined below) as of the Closing Date (as defined below), as reported to the Reporting Persons by the Issuer.

Item 1.                                                         Securities and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of Wowo Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Third Floor, Chuangxin Building, No. 18 Xinxi Road, Haidian District, Beijing, People’s Republic of China.

The Issuer’s American depositary shares, each representing eighteen Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “WOWO.” The Reporting Persons (as defined below), however, only beneficially own the Ordinary Shares.

Item 2.                                                         Identity and Background

(a)                                                                                 This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), a limited partnership formed under the laws of the People’s Republic of China (“Zhong Ju”),

(ii) Shanghai Zhongmin Investment Management Company, a company incorporated under the laws of the People’s Republic of China (the “General Partner”), and

(iii) Mr. Feng Pan (“Mr. Pan”), a citizen of the People’s Republic of China.

(b)                                                                                 The principal business address of Zhong Ju is Room 304-22, 3/Fl, Building 2, No. 38 Debao Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China (“China”). The principal business of Zhong Ju is to hold investments.

The principal business address of the General Partner is Room 3182, Guoding Zhilu 26, Yangpu District, Shanghai, China.  The principal business of the General Partner is to manage and operate Zhong Ju.

The principal business address of Mr. Pan is No. 8, RongGang Road, RongGui JieDao, ShunDe District, FoShan City, GuangDong Province, China. The principal occupation of Mr. Pan is a director of the Issuer.

(c)                                                                                  The General Partner is the general partner of Zhong Ju, holding 100% general partner interest in Zhong Ju. Ms. Xiaoxia Zhu and Ms. Huimin Wang (“Ms. Wang”) (each of whom have filed separate Schedule 13Ds) each holds 50% equity interest in the General Partner. Mr. Pan holds no equity interest in the General Partner.  The General Partner has irrevocably appointed Mr. Pan to act on behalf of the General Partner for all matters relating to Zhong Ju, and it has irrevocably waived the right to replace Mr. Pan. If Mr. Pan is incapable of acting as such due to health reasons, resigns or dies, Ms. Wang is designated to appoint another person with the same power as Mr. Pan to act on behalf of the General Partner in Zhong Ju (it being agreed that such person cannot be herself).

(d) — (e)                                                During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                                                   see Item 2(a).

The Reporting Persons entered into a Joint Filing Agreement on June 17, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

The description of the Joint Filing Agreement contained herein is qualified in its entirety by reference to Exhibit 99.1, which is incorporated herein by reference.

Item 3                                                            Source and Amount of Funds or Other Consideration

Item 4                                                            Purpose of Transaction

The information set forth in Items 5 and 6 is hereby incorporated by reference in its entirety in this Item 4.

Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Zhong Ju, Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu (collectively, the “Sellers”), the Issuer, and New Admiral Limited, a wholly owned subsidiary of the Issuer, which is a company with limited liability incorporated under the laws of the Cayman Islands (“New Admiral”), entered into a Share Purchase Agreement on June 5, 2015 (the “SPA”), a copy of which is attached hereto as Exhibit 99.2.

Pursuant to the SPA, the Issuer issued and sold to the Sellers a total of 741,422,780 Ordinary Shares on June 8, 2015, in exchange for which the Sellers transferred all issued and outstanding shares of Join Me Group (HK) Investment Company Limited, a company incorporated in Hong Kong with limited liability (“JMU”) owned by the Sellers to New Admiral.  Following the closing of the SPA, JMU has become a wholly owned subsidiary of New Admiral.

The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.

Zhong Ju acquired 111,213,418 Ordinary Shares on June 8, 2015 (the “Closing Date”). The Reporting Persons acquired the Ordinary Shares for investment purposes.

Although the Reporting Persons have no present intention to acquire securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)                                  A sale or transfer of a material amount of assets of the Issuer;

(d)                                 Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)                                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

Item 5                                                            Interest in Securities of the Issuer

The responses to Item 2, 4 and 6, and rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b)                                                        The aggregate number of the Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by each Reporting Person is set forth below. References to percentage ownerships of the Ordinary Shares in this Statement are based on 1,410,845,558 Ordinary Shares outstanding as of the Closing Date as reported to the Reporting Persons by the Issuer on the Closing Date.

Pursuant to the SPA, on the Closing Date, Zhong Ju acquired and was deemed to beneficially own 111,213,418 Ordinary Shares, representing 7.88% of the Issuer’s outstanding Ordinary Shares. The Reporting Persons may be deemed to beneficially own 111,213,418 Ordinary Shares, representing 7.88% of the outstanding Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

Other than as set forth herein, to the knowledge of each of the Reporting Persons, no Ordinary Shares are beneficially owned by any of the persons identified in Item 2 of this Statement.

(c)                                                                                  Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)                                                                                 Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)                                                                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 and 5 is hereby incorporated by reference in its entirety in this Item 6.

Registration Rights Agreement

In connection with the SPA, the Issuer entered into a Registration Rights Agreement dated as of June 8, 2015 with the Sellers, New Field Worldwide Ltd,  a company incorporated and existing under the laws of British Virgin Islands, Link Crossing Limited, a company incorporated and existing under the laws of British Virgin Islands, Blue Ivy Holdings Limited, a company incorporated and existing under the laws of British Virgin Islands and Mr. Maodong Xu (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain registration rights to the Sellers, Mr. Xu, New Field Worldwide Ltd, Link Crossing Limited and Blue Ivy Holdings Limited with respect to the Ordinary Shares to be owned by them at the Closing Date. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.3.  The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 99.3, which is incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.2:

Share Purchase Agreement, dated as of June 5, 2015, by and among Wowo Limited, New Admiral Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang and Guoping Wu

Exhibit 99.3:

Registration Rights Agreement, dated as of June 8, 2015, by and among Wowo Limited, Zhejiang Sunward Fishery Restaurant Group Share Co., Ltd. (浙江向阳渔港集团股份有限公司), Junhe Investment Pte. Ltd., Shanghai Zhong Ju Investment Management Center (上海众钜投资管理中心（有限合伙）), Extensive Power Limited, Global Oriental Development Limited, Asia Global Develop Limited, Markland (Hong Kong) Investment Limited, Markland (Hong Kong) Planning Limited, Youlong Huang, Ning Lin, Wai Poon, Gang Wang, Guoping Wu, New Field Worldwide Ltd., Link Crossing Limited, Blue Ivy Holdings Limited and Maodong Xu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2015

Shanghai Zhong Ju Investment Management Center

By:	/s/ Feng Pan
Name: Feng Pan
Title: Authorized Signatory

Shanghai Zhongmin Investment Management Company

By:	/s/ Feng Pan
Name: Feng Pan
Title: Authorized Signatory

Feng Pan

By:	/s/ Feng Pan
Name: Feng Pan

JOINT FILING AGREEMENT

(this “Agreement”)

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned (the “Filing Persons”) hereby agree to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the ownership by each of the Filing Persons of ordinary shares, par value of $0.00001 per share, of Wowo Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 17, 2015.

Shanghai Zhong Ju Investment Management Center

By:	/s/ Feng Pan
Name: Feng Pan
Title: Authorized Signatory

Shanghai Zhongmin Investment Management Company

By:	/s/ Feng Pan
Name: Feng Pan
Title: Authorized Signatory

Feng Pan

By:	/s/ Feng Pan
Name: Feng Pan